UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34949

Tekmira Pharmaceuticals Corporation

(Translation of Registrant’s Name Into English)

100-8900 Glenlyon Parkway

Burnaby, British Columbia

Canada, V5J 5J8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

The following exhibits are press releases issued by Tekmira Pharmaceuticals Corporation:

Exhibit Number	Description
99.1	Press release dated November 15, 2010 regarding third quarter 2010 financial results.

99.2	Press release dated November 15, 2010 regarding Nasdaq listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEKMIRA PHARMACEUTICALS CORPORATION (Registrant)

Date: November 15, 2010	By: /s/ Ian C. Mortimer
	Name:	Ian C. Mortimer
	Title:	Executive Vice President, Finance and
Chief Financial Officer